1.   **Organization and Business**

DST Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker/dealer's financial advisors.

We are a member of the Financial Industry Regulatory Authority ("FINRA"). In January 2015, we became a clearing broker by holding and maintaining customer accounts. We offer services to SEC registered and FINRA member broker-dealers through the use of a fully disclosed clearing agreement.

2.   **Summary of Significant Accounting Policies**

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. We extend unsecured credit to our customers.

Customer receivables and payables
Customer receivables and payables include amounts receivable or payable related to cash or margin transactions which are generally collateralized by securities owned by the client.

Broker-dealer and clearing organization receivables and payables
Broker-dealer and clearing organization receivables and payables represent amounts due for securities transactions made in connection with the Company's normal trading activities, correspondent deposits held, and trade date commission and fees not yet settled.

Revenue recognition
We recognize revenue when it is realized or realizable and it is earned. The majority of our revenues are derived from data processing services and are recognized upon completion of the services provided. Revenues for subaccounting services are generally based on the number of subaccounts serviced. Allowances for billing adjustments are recorded as reductions in service revenues and doubtful account expense is recorded within other expenses. The annual amounts are immaterial to our financial statements.

We recognize revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the sales price is fixed or determinable; and 4) collectibility is reasonably assured.

Reimbursements received for "out-of-pocket" ("OOP") expenses incurred, such as postage and telecommunication expenditures, are recorded on an accrual basis. Because these additional revenues are

offset by the reimbursable expenses incurred, it has minimal impact on income before income taxes or net income. OOP expenses are included in other expenses.

Securities owned
The Company's securities owned consist of stocks, options and mutual funds and classified as trading securities as of December 31, 2015. Security transactions are accounted for on the trade date. Security gains and losses are calculated on the specific identification method. Interest income, adjusted for discounts and premiums, is recorded on the accrual basis.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value. Fair value of these investments is determined using Level 1 inputs.

Property and equipment
Property and equipment are recorded at cost with major additions and improvements capitalized. Data processing and other equipment are depreciated using accelerated methods over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets
Intangible assets primarily represent customer relationships, trade names and other assets acquired through a business combination. The estimated useful life of our intangible assets is 10 to 16 years. The weighted-average amortization period at December 31, 2015 for these assets was 15.3 years. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our assessment of goodwill for impairment includes a qualitative assessment that considers various factors, including growth in operating revenues and income from operations of our reporting unit since our last quantitative assessment. Our last quantitative assessment was performed in 2014, in which the estimated fair value of our reporting unit substantially exceeded the carrying value of the reporting unit. Our impairment test indicates no impairments during the year ended December 31, 2015.

Income taxes
We are included in the DST federal consolidated corporate income tax return. In addition, we made an election to be taxed as a corporation for federal income tax purposes. As a result, we have provided federal and state income taxes for the year ended December 31, 2015.

We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return.

Deferred income tax effects of transactions reported in different periods for financial reporting and income tax reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Share-based compensation
We participate in DST's share-based compensation plan and recognize the cost of employee services received in exchange for awards of DST restricted stock, restricted stock units and common stock options based on the grant date fair value of the awards. The cost of these equity awards is generally recognized over the service period. Amortization of share-based awards containing both service and performance features depends on our estimated judgments on whether the performance condition will be achieved.

New authoritative accounting guidance
In May 2014, the FASB issued an accounting standard, "Revenue from Contracts with Customers," which requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled in exchange for those goods or services. The new standard will become effective for us beginning in 2018 and may be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of this standard is permitted as of January 2017. We are currently evaluating the standard, including which transition approach will be applied and the estimated impact it will have on the financial statements.

Subsequent events
The Company has performed an evaluation of subsequent events through February 27, 2016 which is the date the financial statements were available to be issued.

3.   **Property and Equipment**

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2015:

Leasehold improvements	$	211,829
Data processing and other equipment		76,100
Construction in progress		209,769
		497,698
Less: accumulated depreciation		168,329
Property and equipment, net	$	329,369

Depreciation and amortization expense related to property and equipment for the year ended December 31, 2015 was $27,432.

4.   **Other Assets**

During 2015, we made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs will be amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2015, $4,107,098 has been recorded as deferred costs and are included in Prepaid expenses and other assets in the Statement of Financial Condition.

5.   **Goodwill and Intangible Assets**

Our goodwill of $4,457,008 at December 31, 2015 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company.

The following table summarizes intangible assets at December 31, 2015:

Customer relationships	$	7,100,000
Trade name		1,000,000
		8,100,000
Less: accumulated amortization		4,576,563
Intangible assets, net	$	3,523,437

Amortization of intangible assets was $543,750 for the year ended December 31, 2015. Annual amortization for intangible assets recorded as of December 31, 2015 is estimated to be $543,750 for 2016, $502,083 for 2017, $443,750 for 2018, 2019 and 2020, and $1,146,354 thereafter.

6.   **Receivable From and Payable to Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015 consist of the following:

	Receivable		Payable	
Receivables from clearing organizations	$	561,288	$	—
Deposits from correspondents		—		115,000
Fees and commissions payable		—		15,396
Other		—		15,191
	$	561,288	$	145,587

7.   **Receivable From and Payable to Customer**

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

	Receivable		Payable	
Market value of customer accounts	$	27,948	$	656,063
Margin loans		127,015		—
Other		—		138,543
	$	154,963	$	794,606

8.   **Debt**

During 2015, we entered into a $10,000,000 unsecured, revolving line of credit which matures on July 17, 2016. Interest on this line of credit is at variable rates based on LIBOR plus 1.5% per annum. There were no borrowings under this new facility at December 31, 2015. During the year ended December 31, 2015, there were no proceeds or repayments under this revolving credit facility.

During 2015, we entered into a separate $10,000,000 unsecured, revolving line of credit which matures on July 28, 2016. Interest on this line of credit is at variable rates based on LIBOR plus 1.5% per annum. There were no borrowings under this new facility at December 31, 2015. During the year ended December 31, 2015, total proceeds and repayments under this revolving credit facility were approximately $10,000,000.

We have outstanding letter of credit agreements aggregating $250,000 used in lieu of margin deposits.

9.   **Related Party Transactions**

Shared services
We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions. The expense associated with these services was $5,587,260 for the year ended December 31, 2015.

Cash management program with DST
We participated in DST's centralized cash and services management program, wherein cash disbursements were funded by DST for payroll, accounts payable, IT services, and various other services. The net payable to DST and other affiliated entities at December 31, 2015 was $1,023,476 and is included in accounts receivable and accounts payable in the Statement of Financial Condition.

Share-based compensation
We participate in DST's share-based compensation plan and have outstanding share awards, primarily in the form of DST common stock options and DST restricted common stock units. Share-based compensation expense associated with these awards was $341,147 during the year ended December 31, 2015.

Summary stock option activity is presented in the table below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2014	2,136	$ 46.24	6.0
Exercised	(2,346)	46.36	
Transfers	610	47.51	
Outstanding at December 31, 2015	400	47.51	5.9
Exercisable at December 31, 2015	400	47.51	5.9

Summary restricted stock activity is presented in the table below:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2014	7,155	$	86.74
Granted	4,129		108.50
Vested	(1,663)		87.53
Non-vested at December 31, 2015	9,621	$	95.94

We had $448,339 of unearned compensation related to the grant of DST share-based awards to certain of our employees at December 31, 2015. Unearned compensation is included in Member's capital in the Statement of Financial Condition. We estimate that the amortized compensation expense attributable to these share-based awards will be approximately $221,648 for 2016, $100,146 for 2017 and $21,365 for 2018, based on awards currently outstanding. Additionally, approximately $105,180 of unearned compensation is not projected to be expensed as the related awards are not currently expected to achieve their required performance features and therefore are not expected to vest.

10.   **Commitments and Contingencies**

We lease office space equipment under non-cancelable operating leases, which have various expiration dates through 2022.

Total future minimum payments on non-cancelable operating leases and purchase commitments are as follows:

2016	$	832,071
2017		579,662
2018		587,253
2019		594,845
2020		269,602
Thereafter		244,848
	$	3,108,281

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

11.   **Significant Estimates and Concentrations**

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers

Our three largest customers, in aggregate, account for approximately 72% of our total revenues for the year ended December 31, 2015.

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk. In addition, we are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

12.   Income Taxes

Income tax expense for the year ended December 31, 2015 consists of the following:

Current		
Federal	$	7,327,168
State		591,630
		7,918,798
Deferred		
Federal		404,566
State		51,340
		455,906
Total income tax expense	$	8,374,704

The difference between our effective income tax rate of 36.9% for the year ended December 31, 2015 and the U.S. federal income tax statutory rate of 35.0% is primarily attributable to the provision for state and local taxes. The 2015 tax rate is also impacted by nondeductible expenses.

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $1,300,889 at December 31, 2015 is comprised of deferred tax liabilities of $1,680,717 and deferred tax assets of $379,828. The net deferred tax liability at December 31, 2015 relates primarily to the difference in the timing of recognition of income and deductions for book and tax purposes.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

13. **Net Capital and Customer/PAB Reserve Requirements**

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $1,500,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2015 of $14,725,021, which exceeded our net capital requirement by $13,225,021. Consequently, at December 31, 2015, there was $448,650 required to be reserved in accordance with SEC Rule 15c3-3.

14. **Cash Segregated Under Federal and Other Regulations**

Cash of $840,000 is segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of introducing brokers.